FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2019
Commission File Number: 001-32458
DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On January 31, 2019, Diana Shipping Inc. (the "Company") issued 10,675 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to an affiliate of its Chairman and Chief Executive Officer, Mr. Simeon Palios.  The Series C Preferred Stock will vote with the common shares of the Company, and each share of the Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company.  The aggregate purchase price of the Series C Preferred Shares paid was $1,066,432, reflecting a purchase price per vote equal to 3.0% of the ten-day weighted average closing price of the Company's common shares for the ten-day period ending on November 20, 2018, the day the Board of Directors approved the issuance. The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Company except to the holder's affiliates and immediate family members. The issuance of shares of Series C Preferred Stock was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Company.  The sale of the Series C Preferred Shares has the effect among others of preserving compliance with certain covenants of the Company's debt facilities requiring that Mr. Palios maintain a minimum level of voting power, following the liquidation of certain holding companies controlled by Mr. Palios and the distribution of common shares of the Company held by such entities to their shareholders, which distribution had the effect of reducing Mr. Palios' beneficial ownership of the Company's common shares.
Attached to this report on Form 6-K as Exhibit 3.1 is a copy of the Certificate of Designation of Rights, Preferences and Privileges of Series C Preferred Stock of the Company.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-225964), filed with the U.S. Securities and Exchange Commission with an effective date of July 26, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DIANA SHIPPING INC.
(registrant)

Dated: February 6, 2019	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 3.1

CERTIFICATE OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES OF SERIES C PREFERRED STOCK OF
DIANA SHIPPING INC. (the "Company")

Section 1.  Designation and Amount.  The shares of such series shall be designated as "Series C Preferred Stock".  The Series C Preferred Stock shall have a par value of $0.01 per share, and the number of shares constituting such series shall initially be 10,675, which number the Board may from time to time increase or decrease (but not below the number then outstanding).
Section 2.  Proportional Adjustment.  In the event the Company shall at any time after the issuance of any share or shares of Series C Preferred Stock (i) declare any dividend on the common stock of the Company par value $0.01 per share (the "Common Stock"), payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Company shall simultaneously effect a proportional adjustment to the number of outstanding shares of Series C Preferred Stock.
Section 3.  Dividends and Distributions.  The shares of Series C Preferred Stock shall have no dividend or distribution rights.
Section 4.  Voting Rights.  The holders of shares of Series C Preferred Stock shall have the following voting rights:
(a)  Each share of Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company.
(b)  Except as otherwise provided herein or by law, the holders of shares of Series C Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.
(c)  Except as required by law, holders of Series C Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.
Section 5.  Reacquired Shares.  Any shares of Series C Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof.  All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth herein and, in the Articles of Incorporation, as then amended.
Section 6.  Liquidation, Dissolution or Winding Up.  The Series C Preferred Stock shall have no liquidation rights upon any liquidation, dissolution or winding up of the Company.
Section 7.  Consolidation, Merger, etc.  In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series C Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.
Section 8.  No Redemption.  The shares of Series C Preferred Stock shall not be redeemable.
Section 9.  Amendment.  The Articles of Incorporation of the Company shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series C Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of Series C Preferred Stock, voting separately as a class.
Section 10.  Fractional Shares.  Series C Preferred Stock may not be issued in fractional shares.
Section 11.  Notices.  Any notice to be delivered hereunder shall be delivered (via overnight courier, facsimile or email) to each holder at its last address as it shall appear upon the books and records of the Company at least ten (10) calendar days prior to the applicable record or effective date thereinafter specified.
Section 12.  Severability.  If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.
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IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Company by its President on this 31st day of January, 2019.

By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President